2.2 ANNUAL MEETING. The annual meeting of stockholders shall be held each year at such time and place, within or outside of the State of
Delaware, as shall be designated by the Board of Directors and stated in the notice of the meeting. At the annual meeting the stockholders shall elect the Directors of the Corporation and may transact any other business that is properly brought before the meeting.

2.3     ADVANCE  NOTICE  REQUIREMENT  FOR  STOCKHOLDER  PROPOSALS.